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                                                                    NEWS RELEASE
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TO BE RELEASED JULY 24, 2001 AT 7:30 AM EDT
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Contact:  ALLEN & CARON INC                                  A.C.L.N. LIMITED
          Jane Creber (Investors);  Mike Mason (Investors)   Christian Payne
          Len Hall (Media)          212-691-8087             Chief Financial Officer
          949-474-4300              michaelm@allencaron.com  310-551-0062
          jane@allencaron.com                                christian@aclnltd.com
          len@allencaron.com
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              A.C.L.N. LIMITED HOLDS ANNUAL MEETING OF SHAREHOLDERS

LOS ANGELES, CA (JULY 24, 2001) - A.C.L.N. Limited (NYSE:ASW), a global leader in the distribution and logistics of new and pre-owned automobiles, today announced that it held the Company's Annual Meeting of Shareholders, Monday, July 23, 2001 at 2:00PM EDT, in the Gramercy Room at the Peninsula Hotel, 700 Fifth Avenue, New York City as scheduled. A quorum of A.C.L.N. shareholders was present in person or by proxy and all proposals submitted to the shareholders were approved including the re-election of six of the Company's Directors, and the election of one new Director to hold office until the annual meeting of shareholders in 2002, and the re-appointment of BDO International as the Company's independent auditors for the 2001 fiscal year.

The Directors re-elected were Aldo Labiad, 46, President, Chief Executive and Operating Officer, A.C.L.N. Limited; Joseph Bisschops, 64, Chairman of the Board; Alex de Ridder, 40, Chief Operating Officer; Charles Brock, 57, Partner, The Brock Firm, member of a law firm that has previously counseled the company regarding United States corporate and securities matters; Michael Doherty, 47, President, Doherty & Company, LLC, a firm specializing in venture capital and private equity funding for development stage companies; Earl Gould, 62, Managing Director, Global Investments, a $2.5 billion fund. The new Director elected was Yiannakis Economides, 45, Partner, Economides, Patsalides & Co. Advocates, Cyprus counsel to the Company.

ABOUT A.C.L.N. LIMITED

A.C.L.N. Limited (www.aclnfltd.com) is a global leader in automobile logistics, serving four European ports, and fourteen ports of destination in Africa. Founded in 1978, A.C.L.N. currently operates two primary business segments: (i) automobile logistics services between Europe and Africa, and (ii) a wholesale automobile distribution service in Africa. With an established global network, A.C.L.N. provides door-to-door shipping and logistics of personal vehicles from Europe to developing countries in Africa.

For investor relations information, visit the A.C.L.N. pages in the "Client" section of the Allen & Caron Inc web site at www.allencaron.com

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